AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 2012

                                                          1933 ACT FILE NO. 333-
                                                   1940 ACT FILE NO. 811 - 03763

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                           REGISTRATION STATEMENT ON
                                    FORM S-6

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               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 921

     B.   NAME OF DEPOSITOR: GUGGENHEIM FUNDS DISTRIBUTORS, LLC

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                       Guggenheim Funds Distributors, LLC
                            2455 Corporate West Drive
                              Lisle, Illinois 60532

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

Copies to:

    KEVIN ROBINSON, ESQ.                             ERIC F. FESS
    General Counsel and Secretary                    Chapman and Cutler LLP
    Guggenheim Funds Distributors, LLC               111 West Monroe Street
    2455 Corporate West Drive                        Chicago, Illinois 60603
    Lisle, Illinois  60532                           (312) 845-3000
    (630) 505-3736


It is proposed that this filing will become effective (check appropriate box)

/ /       immediately upon filing pursuant to paragraph (b)

/ /       on (date) pursuant to paragraph (b)

/ /       60 days after filing pursuant to paragraph (a)(1)

/ /       on (date) pursuant to paragraph (a)(1) of rule 485

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

     E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

     F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

/ /       Check box if it is proposed that this filing will become effective on
          (date) at (time) pursuant to Rule 487.

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The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


                    PRELIMINARY PROSPECTUS DATED MAY 14, 2012

                   GUGGENHEIM DEFINED PORTFOLIOS, SERIES 921
                California Municipal Portfolio of CEFs, Series 7
                   (the "California Municipal of CEFs Trust")
               New Jersey Municipal Portfolio of CEFs, Series 10
                   (the "New Jersey Municipal of CEFs Trust")
                    Multiple Asset Portfolio Plus, Series 42
                       (the "Multiple Asset Plus Trust")
                  Diversified Income Wave Portfolio, Series 33
                     (the "Diversified Income Wave Trust")

                            (A Unit Investment Trust)

     The above-referenced series is comprised of the California Municipal Portfolio of CEFs, Series 7, New Jersey Municipal Portfolio of CEFs, Series 10, Multiple Asset Portfolio Plus, Series 42 and Diversified Income Wave Portfolio, Series 33 (each, a "trust" and together, the "trusts").

     The attached final prospectus for a prior series of the trust is hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series.

     The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     For purposes of the California Municipal of CEFs Trust and New Jersey Municipal of CEFs Trust, incorporated herein by reference are the final prospectus for Guggenheim Defined Portfolios, Series 852 (Registration No. 333-178053) as filed on January 11, 2012, which shall be used as the preliminary prospectus for such California Municipal of CEFs Trust and New Jersey Municipal of CEFs Trust. For purposes of the Multiple Asset Plus Trust, incorporated herein by reference is the final prospectus for Guggenheim Defined Portfolios, Series 887 (Registration No. 333-179731) as filed on April 11, 2012, which shall be used as the preliminary prospectus for such Multiple Asset Plus Trust. For purposes of the Diversified Income Wave Trust incorporated herein by reference is the final prospectus for Guggenheim Defined Portfolios, Series 895 (Registration No. 333-180200) as filed on May 9, 2012, which shall be used as the preliminary prospectus for such Diversified Income Wave Trust.

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A.    Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                    INSURER/POLICY NO.                           AMOUNT

               National Union Fire Insurance                   $4,000,000
            Company of Pittsburgh, Pennsylvania
                          5692790

     This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel
                  Exhibits

     The following exhibits:

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to Federal and California state income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.3 Opinion of counsel as to New York income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.5 Opinion of counsel as to New Jersey state income tax status of securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

     6.0 Powers of Attorney authorizing Kevin Robinson to execute the Registration Statement.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 921 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 14th day of May, 2012.

                                      GUGGENHEIM DEFINED PORTFOLIOS, SERIES 921,
                                                                      Registrant

                                         By: GUGGENHEIM FUNDS DISTRIBUTORS, LLC,
                                                                       Depositor

                                                          By: /s/ Kevin Robinson
                                                              ------------------
                                                                  Kevin Robinson
                                                   General Counsel and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on May 14, 2012 by the following persons, who constitute a majority of the Board of Directors of Guggenheim Funds Distributors, LLC

     SIGNATURE*                                      TITLE                      DATE
                                                                             )    By:    /s/ Kevin Robinson
                                                                                         ------------------
                                                                             )           Kevin Robinson
                                                                                         Attorney-in-Fact*
                                                                             )
BRUCE ALBELDA*                                       Chief Financial         )           May 14, 2012
                                                     Officer of Guggenheim   )
                                                     Funds Distributors,     )
                                                     LLC                     )

/s/ Kevin Robinson                                   General Counsel and                 May 14, 2012
------------------                                   Secretary of
KEVIN ROBINSON                                       Guggenheim Funds
                                                     Distributors, LLC


GUGGENHEIM FUND SERVICES, LLC                        Secretary of                        May 14, 2012
                                                     Guggenheim Funds
By: /s/ Kevin Robinson                               Services, LLC
    ------------------
     KEVIN ROBINSON


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*    An executed copy of the related power of attorney is filed herein as
     Exhibit 6.0 to Registration Statement.



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibits 3.3 and 3.4 to the Registration Statement.

                          CONSENT OF HAROLD LAW, P.A.

     The consent of Harold Law, P.A. to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.5 to the Registration Statement.

                                LIST OF EXHIBITS

     6.0 Powers of Attorney authorizing Kevin Robinson to execute the Registration Statement.

                                   MEMORANDUM

                 Re: Guggenheim Defined Portfolios, Series 921

     The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                             FORMS N-8A AND N-8B-2

     Form N-8A and Form N-8B-2 were filed in respect of Guggenheim Defined Portfolios, Series 718 (and subsequent series) (File No. 333-169214).

                                    1933 ACT

                                 THE INDENTURE

     The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
May 14, 2012